AMENDMENT TO CUSTODIAN CONTRACT

This Amendment to Custodian Contract (the “Amendment”) is made as of January 1, 2013, by and between Royce Value Trust, Inc. (“Fund”) and State Street Bank and Trust Company, a Massachusetts trust company (“Custodian”).

WHEREAS, Fund and Custodian entered into a Custodian Contract dated as of October 20, 1986 (as amended, supplemented, restated or otherwise modified, the “Agreement”); and

WHEREAS, Fund and Custodian desire to amend a provision of the Agreement, as more particularly set forth below.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements hereinafter contained, the parties hereby agree .as follows:

1.                 Amendment to Agreement.

The first paragraph of Section 14 of the Agreement (Effective Period, Termination and Amendment) is hereby deleted in its entirety and replaced with the following:

(a) Term. This Agreement shall be effective on the date first written above and shall continue in full force and effect through and including December 31, 2016 (the “Term”).

              (b)              Termination for Cause. Notwithstanding the preceding clause (a) of this Section 14, the Fund may terminate the services of the Custodian under this Agreement (A) by providing thirty (30) days’ written notice in the event that the Custodian (i) shall fail in any material respect to perform its duties and obligations hereunder pursuant to the applicable standard of care set forth herein, the Fund shall have given written notice thereof, and such material failure shall not have been remedied to the reasonable satisfaction of the Fund within thirty (30) days after such written notice is received, or (ii) shall have ceased to be qualified as a custodian under the 1940 Act, shall be indicted for a crime, shall commence any bankruptcy or insolvency proceeding or have such a proceeding initiated against it which shall not be dismissed within 60 days, or shall suffer any other material adverse change in its condition, operations or professional reputation that is determined by the Fund in its reasonable discretion to threaten the continuing performance of services hereunder or the reputation of the Fund, or (B) immediately in the event of an appointment of a conservator or receiver for the Custodian or any parent of the Custodian by a regulatory agency or court of competent jurisdiction. Upon termination of this Agreement pursuant to this clause (b) with respect to the Fund or any Portfolio, the Fund shall pay Custodian its compensation due through the effective date of such termination (the “Termination Date”) and shall reimburse Custodian for its reasonable costs, expenses and disbursements incurred through the Termination Date.

              (c)              Change of Control of Custodian. The Custodian shall notify the Fund promptly following the execution of any agreement that would result in, or would be expected to result in, a change of control of the Custodian or any parent of the Custodian. Notwithstanding clause (a) of this Section 14, this Agreement may be terminated by the Fund upon at least sixty (60) days’ written notice following notice of execution of any such agreement.

              (d)              Termination for Non-Ordinary Course Transaction. Notwithstanding the preceding clause (a) of this Section 14, this Agreement may be terminated by the Fund, with respect to the Fund or any Portfolio, upon written notice to the Custodian, in the event that the Board approves (i) the liquidation or dissolution of the Fund or a Portfolio, (ii) the merger of the Fund or

Portfolio into, or the consolidation of the Fund or Portfolio with, another entity, or (iii) the sale by the Fund or Portfolio of all, or substantially all, of its assets to another entity. Upon termination of this Agreement pursuant to this clause (d), the Fund shall pay the Custodian its compensation due through the Termination Date and shall reimburse Custodian for its reasonable costs, expenses and disbursements incurred through the Termination Date.

              (e)              The Fund may terminate this Agreement with respect to the Fund or its Portfolio(s) for any reason other than as set forth in clauses (b), (c) or (d) of this Section 14 provided that (i) the Fund shall be required to provide the Custodian at least six (6) months’ notice of the Termination Date; (ii) on the Termination Date, the Fund shall pay the Custodian its compensation due through the Termination Date and shall reimburse Custodian for its reasonable costs, expenses and disbursements incurred through the Termination Date; provided, however, that if the Fund provides less than six (6) months’ notice of the Termination Date, then on the Termination Date the Fund shall pay the Custodian its compensation due through the date occurring six (6) months after the date of delivery of such lesser notice (based upon the average compensation previously earned by Custodian with respect to the Fund or Portfolio for the three (3) calendar months most recently preceding the delivery date of such notice) and shall reimburse the Custodian for its reasonable costs, expenses and disbursements incurred through the Termination Date; and (iii) notwithstanding the foregoing, if the end of the Term (as defined in clause (a) of this Section 14) is to occur less than six (6) months from the date of notice of termination, the Fund shall provide such lesser notice as may be reasonably practicable, and on the Termination Date the Fund shall pay the Custodian its compensation due through the Termination Date and shall reimburse Custodian for its reasonable costs, expenses and disbursements incurred through the Termination Date. Upon receipt of such payment and reimbursement as is due to the Custodian pursuant to this Section14(e), the Custodian will deliver the Fund’s or Portfolio’s securities and cash as set forth hereinbelow.

              (f)              Termination of this Agreement with respect to the coverage of any Portfolio shall in no way affect the rights and duties under this Agreement with respect to any other Portfolio. This Agreement, or any term hereof, may be changed or waived only by written amendment, signed by the party against whom enforcement of such change or waiver is sought.

2.                 Miscellaneous.

(a)               Except as expressly amended by this Amendment, all provisions of the Agreement shall remain in full force and effect. Capitalized terms used herein without definition shall have the meanings ascribed thereto in the Agreement.

(b)               This Amendment may be executed in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the parties hereto has caused this Amendment to be executed in its name and behalf by its duly authorized representative(s) as of the date first written above.

ROYCE VALUE TRUST, INC.
By: /s/ Daniel A. O'Byrne Name: Daniel A. O'Byrne Title: Vice President STATE STREET BANK AND TRUST COMPANY By: /s/ Michael F. Rogers Name: Michael F. Rogers Title: Executive Vice President

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